EXHIBIT 99.1

Cellectis Provides Business Update and Reports Financial Results for Third Quarter and First Nine Months 2021

·   Sponsored programs at ASH 2021 - preliminary clinical data to be presented at ASH 2021 for product candidate UCART22 and preclinical data from Cellectis gene therapy product candidate TALGlobin01

·   Partnered programs at ASH 2021 – ALPHA2 and UNIVERSAL abstracts selected for oral presentations, ALPHA abstract selected for poster presentation

·   Preclinical data for RAG1 deficiency Severe Combined Immunodeficiency (SCID) and STAT3 for Hyper IgE syndrome presented at ESGCT 2021

·   Preclinical data supporting anti-tumor activity of UCARTMESO to be presented at SITC 2021 on November 12, 2021

·   Qualification of facility equipment and systems completed for

·   Raleigh GMP manufacturing site; Paris GMP manufacturing site now operational, focusing on the production of starting and raw materials for Cellectis’ UCART product candidates

·   Donald A Bergstrom, M.D., Ph.D., appointed as a Board Observer on Cellectis’ Board of Directors

·   Cash position1 of $216 million as of September 30, 2021

NEW YORK, Nov. 04, 2021 (GLOBE NEWSWIRE) -- Cellectis S.A. (NASDAQ: CLLS – EURONEXT GROWTH: ALCLS) (the “Company”), a gene-editing company with clinical-stage immuno-oncology programs using allogeneic chimeric antigen receptor (CAR)-T cells and gene therapy programs for genetic diseases, today announced results for the three-month and nine-month periods ending September 30, 2021.

Cellectis will hold a conference call for investors on Friday, November 5, 2021, at 8:00 AM ET / 2:00 PM CET. The call will include the Company’s third quarter results, and an update on business activities.

________________________
1 Cash position includes cash, cash equivalents and current financial assets and restricted cash. Restricted cash was $6 million as of September 30, 2021.

The live dial-in information for the conference call is:

US & Canada only: +1 877-407-3104

International: +1 201-493-6792

In addition, a replay of the call will be available until November 19th, by calling +1 877-660-6853 (Toll Free US & Canada); +1 201-612-7415 (Toll Free International).

Conference ID: 13724432

“2021 has been a productive year thus far for Cellectis. We have made great progress during Q3 with both our clinical trials and preclinical product candidate pipeline, and are eager to share additional preliminary data from our BALLI-01 clinical trial and disclose initial pre-clinical data from TALGlobin01, at ASH this year,” said Dr. André Choulika, Chief Executive Officer of Cellectis. “With regard to our preclinical UCART pipeline focusing on solid tumors, we have made notable progress with UCARTMESO, targeting mesothelin - expressing solid tumors, and are excited to share new pre-clinical data that support anti-tumor activity at the Society for Immunotherapy of Cancer (SITC) Annual Meeting later this month.

GMP production remains on track for Cellectis’ Manufacturing site in Raleigh, NC, where qualification of facility equipment and systems was completed during Q3. Cellectis also continues to expand its internal manufacturing capabilities with its Paris site, which is now operational. Cellectis continues to leverage its expertise in gene editing and clinical development to transform the lives of patients with cancer and rare genetic diseases, and we look forward to continuing this effort in Q4, into 2022, and beyond.”

Allogeneic CAR-T Cell Development Programs

Sponsored Phase 1 Studies

Cellectis continues to make progress in its proprietary programs enrolling patients in its three sponsored Phase 1 dose escalation trials:

UCART22 is an allogeneic CAR-T cell product candidate targeting CD22 being evaluated in patients with relapsed or refractory B cell acute lymphoblastic leukemia (r/r B-ALL) in the BALLI-01 Phase 1, multi-center dose-escalation clinical study.

UCART123 is an allogeneic CAR T-cell product candidate targeting CD123 being evaluated in patients with relapsed or refractory acute myeloid leukemia (r/r AML) in the AMELI-01 Phase 1, multi-center dose-escalation clinical study.

UCARTCS1 is an allogeneic CAR T-cell product candidate targeting CS1 being evaluated in patients with relapsed or refractory multiple myeloma (r/r MM) in the MELANI-01 Phase 1, multi-center dose-escalation clinical study.

Cellectis to present updated clinical data on BALLI-01 investigating UCART22 product candidate in R/R B-ALL at the 2021 American Society of Hematology Annual meeting

  Today, Cellectis announced the release of an abstract, which was accepted for presentation at the American Society of Hematology (ASH) 2021 Annual Meeting. The Company was awarded a poster presentation, and will present updated preliminary results from the Phase I, open-label, dose-escalation BALLI-01 study in patients with R/R B-ALL.

  The abstract includes updated preliminary data from the Phase I, open-label, dose-escalation BALLI-01 study in patients with R/R B-ALL from the first cohort of patients who received UCART22 after FCA (fludarabine, cyclophosphamide and alemtuzumab) lymphodepletion. The data show that the addition of alemtuzumab to fludarabine and cyclophosphamide was well tolerated, deepened host T-cell depletion and promoted CAR-T cell expansion.

  These data are encouraging and support the continued enrollment into the study. Additional data will be presented at the congress.

  ASH abstracts are now available on www.hematology.org

Wholly-controlled UCART Preclinical Programs

  Cellectis continues to build its UCART pipeline and advance product candidates. The Company’s new product candidate pipeline includes UCART preclinical programs targeting B-cell lymphoma and solid tumors. Cellectis anticipates the filing of two investigational new drug (IND) applications for UCART20x22 and UCARTMESO in 2022.

UCART20x22, is in development as the first allogeneic dual CAR-T cell product candidate which is being developed for patients with B-cell Non-Hodgkin lymphoma.

UCARTMESO, is an allogeneic CAR-T cell product candidate targeting mesothelin, which is being developed for patients with mesothelin expressing solid tumors.

  Cellectis announced the presentation of pre-clinical data that supports anti-tumor activity of UCARTMESO at the Society for Immunotherapy of Cancer’s 36th Annual Meeting (SITC 2021) in Washington, D.C. and virtually on November 10 to 14, 2021.

  Mesothelin is a tumor-associated antigen that is highly and consistently expressed in mesothelioma and pancreatic cancers and is also over-expressed in subsets of other solid tumors (ovarian cancer, non-small cell lung cancer, gastric cancer, triple-negative breast cancer). UCARTMESO also leverages its TALEN® gene editing technology to overcome immune suppression mediated by TGFβ.

  Full text of the abstract will be made publicly available on the SITC website at 7:00 a.m. ET on November 12, 2021.

Gene Therapy Programs

.HEAL is a gene therapy platform for genetic diseases developed by Cellectis. The platform leverages the power of TALEN® gene editing technology to perform genome surgery resulting in highly efficient and precise gene inactivation, insertion, and correction in hematopoietic stem cells (HSCs). Cellectis has announced programs in sickle cell disease, lysosomal storage disorders and primary immunodeficiencies.

Sickle Cell Disease

TALGlobin01, is an autologous ex vivo TALEN®-edited CD34+ HSC therapy for the treatment of SCD

TALGlobin01 is developed using both TALEN® technology to induce a double strand DNA break in the SCD-causing hemoglobin subunit beta (HBB) gene and adeno-associated virus (AAV) particles containing a DNA repair template designed to correct the faulty HBB gene via endogenous homology directed repair.

Cellectis to present preclinical data on TALGlobin01 for the treatment of Sickle Cell Disease at the 2021 American Society of Hematology Annual meeting

  Today, Cellectis announced the release of an abstract, which was accepted for presentation at the American Society of Hematology (ASH) 2021 Annual Meeting. The Company will present its first preclinical data for product candidate TALGlobin01 in a poster presentation.

  TALGlobin01 is an autologous cell-based gene therapy product designed to repair the mutated b-globin gene (HBB), and subsequently restore production of Hemoglobin A in HBSS sickle cell disease.

  The data that will be presented are the first demonstration that TALEN®-based engineering could be used to correct the mutation in the beta-globin gene of homozygous sickle cell anemia patient-derived hematopoietic stem and progenitor cells. The data showed high level of hemoglobin A expression, reversion of sickling phenotype, the capacity of TALGlobin01 edited cells to engraft in vivo, and a low level of off-target cleavage. Collectively, the data demonstrate high efficiency and safety of TALEN® treatment in HSPCs and positioned it as the best-in-class gene editing technology for gene therapy product development.

  ASH abstracts are now available on www.hematology.org

Primary Immunodeficiencies

In collaboration with professor Toni Cathomen, Scientific Director at the Center for Chronic Immunodeficiency, Medical Center - University of Freiburg, Germany, Cellectis is developing two gene edited HSC product candidates to address primary immunodeficiencies.

The authors presented  encouraging preclinical data for  RAG1  for  Severe Combined Immunodeficiency (SCID) and  STAT3 for  Hyper IgE syndrome, at the European Society of Gene and Cell Therapy (ESGCT) Congress held on October 19-22, 2021.

RAG1 Severe Combined Immunodeficiency (SCID)

  Newborns with RAG1 SCID have extremely low levels of B and T cells and a severe risk of recurrent, life-threatening infections. RAG1 is an essential enzyme specifically and temporarily expressed in the early development of T and B cells, making traditional gene therapy approaches challenging due to the need for tight and precise spatio-temporal expression control.
  Previous attempts to treat the RAG1 deficiency via conventional gene therapy have produced unsatisfactory results. These results highlight the need for tight spatio-temporal control of RAG1 expression as key for functional restoration and the use of a gene editing tool.
  Using Cellectis’ TALEN® technology and .HEAL, Professor Cathomen engineered HSCs with a corrected copy of RAG1 that replaced the existing, mutated copy of RAG1. The precise replacement of the mutated gene enabled the corrected RAG1 gene to be expressed at its natural timing and stage of cell development.
  30% of gene correction was achieved within the long-term HSC population.
  The presentation can be found on Cellectis’ website

Hyper IgE syndrome

  Hyper IgE syndrome is a rare primary immunodeficiency disease that clinically manifests as skin inflammation and recurrent skin and lung infections. Mutations in the transcription factor STAT3 have been associated with Hyper IgE. Alternative splicing gives rise to two STAT3 isoforms, STAT3α and STAT3β that display distinct functions.
  The α/β ratio needs to be tightly regulated, which represents a major challenge for traditional gene therapy approaches.
  Cellectis has developed a strategy applicable in HSCs and T-cells to insert a corrected version of the STAT3 gene into the patient’s genome to restore its functionality.
  In T-cells isolated from patients, 60% integration was achieved. More importantly, the α/β isoforms ratio was restored.
  The presentation can be found on Cellectis’ website

Licensed Allogeneic CAR-T Cell Development Programs

  Allogene to present new clinical data from the ALPHA, ALPHA2 and UNIVERSAL trials at the ASH 2021 Annual Meeting

ALLOGENE/SERVIER: ALLO-501 and ALLO-501A in patients with relapsed/refractory non-Hodgkin lymphoma (r/r NHL)

  ALPHA2 study abstract selected for oral presentation at ASH 2021 highlights the benefits of consolidation dosing with ALLO-501A in patients with relapsed/refractory large B-cell lymphoma
  ALLO-501A is a next generation anti-CD19 AlloCAR T engineered without the rituximab recognition domains in ALLO-501. The Phase 1 dose escalation portion of the ALPHA2 trial in relapsed/refractory LBCL was designed to confirm that the profile of ALLO-501A is similar to ALLO-501 prior to advancing ALLO-501A into a pivotal Phase 2 trial.
  ALPHA study abstract selected for poster presentation at ASH 2021 continues to show durability of responses to ALLO-501 in patients with non-Hodgkin lymphoma.
  ALLO-501 is a first generation anti-CD19 AlloCAR T product for the treatment of relapsed/refractory NHL. Updated data from ALPHA highlight that allogeneic CAR T therapy can be effectively and conveniently delivered to enrolled patients with relapsed/refractory NHL with responses observed across all cell doses and tumor histologies (DLBCL and follicular lymphoma (FL)). In CAR T naïve patients (n=36), response rates continued to be similar to those seen in autologous CAR T therapy trials and the modified-intent-to-treat (mITT) population remained nearly identical to the intent-to-treat (ITT) population.

CD19 AlloCAR T™ program utilizes Cellectis technologies. ALLO-501 and ALLO-501A are being jointly developed under a collaboration agreement between Servier and Allogene based on an exclusive license granted by Cellectis to Servier. Servier grants to Allogene exclusive rights to ALLO-501 and ALLO-501A in the U.S., while Servier retains exclusive rights for all other countries.

ALLOGENE: ALLO-715 in patients with relapsed/refractory multiple myeloma (r/r MM)

  UNIVERSAL study abstract selected for oral presentation at ASH 2021 reports meaningful activity of a single dose of ALLO-715 in patients with relapsed/refractory multiple myeloma
  ALLO-715 is an allogeneic CAR T-cell therapy that targets B-cell maturation antigen (BCMA). UNIVERSAL is a Phase 1 trial in adults with relapsed/refractory MM who have received greater than three prior lines of therapy. Data from the UNIVERSAL trial featured at ASH represents one of several strategies that Allogene is pursuing that targets BCMA in MM.

The anti-BCMA AlloCAR T™ program, which utilize the Cellectis TALEN® technologies, are licensed exclusively from Cellectis by Allogene and Allogene holds global development and commercial rights to these AlloCAR T programs.

Manufacturing Facility

Paris Starting Materials Manufacturing Facility

  The site is now fully operational, focusing on plasmids and mRNA GMP production for our TALEN® gene editing tools.

  AAV production has been implemented and is being used for gene correction on .HEAL projects, together with specific RNAs.

  Production of starting materials is on track with respect to pipeline project needs, and the shipments to our Raleigh facility.

Raleigh GMP Manufacturing Facility

  Qualification of facility, equipment, and systems was completed successfully in Q3 to enable start of GMP production on schedule in Q4.

  Two engineering runs to final vial of the first UCART product to be manufactured in Raleigh were completed in Q3, and an engineering run of the second UCART product was started in Q3.

  Qualification of the second UCART production suite equipment remains on track to enable start of engineering runs of the third UCART product in early 2022.

New appointment

Board appointment

  Today, Cellectis announced that Donald A Bergstrom, M.D., Ph.D., has been appointed as a Board Observer on the Company’s Board of Directors. Dr. Bergstrom, currently serves as Executive Vice President, Head of Research and Development at Relay Therapeutics, Inc., a clinical-stage precision medicines company. He brings with him over 15 years of experience in the biopharmaceutical and medical industries.

  Prior to his tenure at Relay Therapeutics, Dr. Bergstrom was Chief Medical Officer at Mersana Therapeutics, where he led the advancement of two products based on Mersana’s proprietary antibody-drug conjugate platform through non-clinical development and into Phase 1 clinical trials. Prior to Mersana, he was Global Head of Translational and Experimental Medicine at Sanofi Oncology. At Sanofi, Dr. Bergstrom held roles of increasing responsibility at Merck Research Laboratories, culminating in his role as Oncology Franchise Lead, Experimental Medicine. Dr. Bergstrom was also recently appointed to the Board of Directors at Fusion Pharmaceuticals. Dr. Bergstrom holds an M.D. from the University of Washington, Seattle, and a Ph.D. from the Fred Hutchinson Cancer Research Center, where he also completed his post-doctoral training. He was a resident in clinical pathology at the University of Washington.

Financial Results

The interim condensed consolidated financial statements of Cellectis, which consolidate the results of Calyxt, Inc. of which Cellectis is a 64.2% stockholder (as of September 30, 2021), have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

We present certain financial metrics broken out between our two reportable segments – Therapeutics and Plants – in the appendices of this Q3 2021 and First Nine Months 2021 financial results press release. Third Quarter and First Nine Months 2021 Financial Result.

Cash: As of September 30, 2021, Cellectis, including Calyxt, had $216 million in consolidated cash, cash equivalents, current financial assets and restricted cash of which $201 million are attributable to Cellectis on a stand-alone basis. This compares to $274 million in consolidated cash, cash equivalents, current financial assets and restricted cash as of December 31, 2020, of which $244 million was attributable to Cellectis on a stand-alone basis. This net decrease of $58 million primarily reflects (i) $92 million of net cash flows used in operating, investing and lease financing activities of Cellectis, (ii) $15 million of net cash flows used in operating, capital expenditures and lease financing activities of Calyxt and (iii) $6 million of unfavorable FOREX impact which was partially offset by (iv) $45 million of net equity proceeds raised from sales under the Company’s “At-The-Market” (ATM) program in April 2021 and (v) $10 million of proceeds from stock options exercises at Cellectis. Based on the current operating plan, Cellectis excluding Calyxt anticipates that the cash, cash equivalents, and restricted cash of $201 million as of September 30, 2021 will fund its operations into early 2023.

Revenues and Other Income: Consolidated revenues and other income were $11 million for the three months ended September 30, 2021 compared to $9 million for the three months ended September 30, 2020. Consolidated revenues and other income were $53 million for the nine months ended September 30, 2021 compared to $67 million for the nine months ended September 30, 2020. 50% of consolidated revenues and other income was attributable to Cellectis in the first nine months of 2021. This decrease between the nine months ended September 30, 2021 and 2020 was mainly attributable to a $28 million upfront payment received in March 2020 and the recognition of $19 million of other previously-received upfront and milestone payments on the five released targets based on the March 2020 amendment of the License, Development and Commercialization Agreement signed with Servier as well as a decrease in licenses revenue. That was partially offset by (i) the recognition of $15 million in Cytovia stock or an upfront non-cash payment of $15 million if certain conditions are not met by December 31, 2021, (ii) the recognition of a $5 million milestone payment from Allogene related to the Phase 1 clinical study for ALLO-316, in advanced or metastatic clear cell renal cell carcinoma, (iii) $15 million from higher high oleic soybean revenues and by (iv) $1.5 million from the PPP Loan forgiveness at Calyxt.

Cost of Revenues: Consolidated cost of revenues were $9 million for the three months ended September 30, 2021 compared to $8 million for the three months ended September 30, 2020. Consolidated cost of revenues was $29 million for the nine months ended September 30, 2021 compared to $18 million for the nine months ended September 30, 2020. This increase was primarily explained by the cost of products sold during the period by Calyxt.

R&D Expenses: Consolidated R&D expenses were $34 million for the three months ended September 30, 2021 compared to $20 million for the three months ended September 30, 2020. Consolidated R&D expenses were $97 million for the nine months ended September 30, 2021 compared to $64 million for the nine months ended September 30, 2020. 91% of consolidated R&D expenses was attributable to Cellectis in the first nine months of 2021. The $33 million increase between the first nine months of 2021 and 2020 was primarily attributable to (i) higher wages and salaries and social charges on stock option grants of $12 million, to (ii) higher purchases, external and other expenses of $19 million and to (iii) higher non-cash stock-based compensation expenses of $2 million.

SG&A Expenses: Consolidated SG&A expenses were $10 million for the three months ended September 30, 2021 and 2020. Consolidated SG&A expenses were $28 million for the nine months ended September 30, 2021 compared to $31 million for the nine months ended September 30, 2020. 59% of consolidated SG&A expenses was attributable to Cellectis in the first nine months of 2021. The $3 million decrease was attributable to lower non-cash stock-based compensation expenses of $5 million which was partially offset by higher wages and salaries and social charges on stock option grants of $1 million and higher other expenses of $1 million.

Net Income (loss) Attributable to Shareholders of Cellectis: The consolidated net loss attributable to shareholders of Cellectis was $37 million (or $0.82 per share) for the three months ended September 30, 2021, of which $33 million was attributed to Cellectis, compared to $30 million (or $0.71 per share) for the three months ended September 30, 2020, of which $25 million was attributed to Cellectis. The consolidated net loss attributable to Shareholders of Cellectis was $89 million (or $2.00 per share) for the nine months ended September 30, 2021, of which $75 million loss was attributed to Cellectis, compared to a loss of $42 million (or $0.98 per share) for the nine months ended September 30, 2020, of which $21 million was attributable to Cellectis. This $48 million increase in net loss between first nine months 2021 and 2020 was primarily driven by a decrease in revenues and other income of $13 million and by an increase in operating expenses of $39 million partially offset by $7 million increase in net financial gain.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis: The consolidated adjusted net loss attributable to shareholders of Cellectis was $32 million (or $0.71 per share) for the three months ended September 30, 2021, of which $29 million is attributed to Cellectis, compared to a net loss of $27 million (or $0.63 per share) for the three months ended September 30, 2020, of which $22 million was attributed to Cellectis. The consolidated adjusted net loss attributable to Shareholders of Cellectis was $80 million (or $1.79 per share) for the nine months ended September 30, 2021, of which $66 million loss was attributable to Cellectis, compared to a loss of $30 million (or $0.72 loss per share) for the nine months ended September 30, 2020, of which $13 million was attributable to Cellectis. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing our cash spending at Cellectis for the Full Year of 2021 in the following areas:

  Supporting the development of our pipeline of product candidates, including the manufacturing and clinical trial expenses of UCART123, UCART22, UCARTCS1 and new product candidates, and
  Operating our state-of-the-art manufacturing capabilities in Paris (France), and Raleigh (North Carolina, U.S.A); and continuing strengthening our manufacturing and clinical departments, including hiring talented personnel

CELLECTIS S.A.
(unaudited)
STATEMENT OF CONSOLIDATED FINANCIAL POSITION
($ in thousands, except per share data)

	As of
	December 31, 2020	September 30, 2021

ASSETS
Non-current assets
Intangible assets	1,584	2,551
Property, plant, and equipment	71,673	80,542
Right-of-use assets	73,845	71,899
Other non-current financial assets	7,007	22,045
Total non-current assets	154,109	177,037
Current assets
Inventories	1,606	1,674
Trade receivables	5,171	349
Subsidies receivables	10,703	7,971
Other current assets	29,643	14,753
Cash and cash equivalent and Current financial assets	268,239	211,102
Total current assets	315,362	235,849
TOTAL ASSETS	469,471	412,886
LIABILITIES
Shareholders’ equity
Share capital	2,785	2,946
Premiums related to the share capital	863,912	925,290
Currency translation adjustment	(4,089)	(14,345)
Retained earnings	(505,961)	(586,723)
Net income (loss)	(81,074)	(89,201)
Total shareholders’ equity - Group Share	275,573	237,967
Non-controlling interests	33,273	24,180
Total shareholders’ equity	308,846	262,147
Non-current liabilities
Non-current financial liabilities	28,836	22,767
Non-current lease debts	75,764	73,730
Non-current provisions	4,010	3,851
Non-current liabilities	0	787
Total non-current liabilities	108,610	101,136

Current liabilities
Current lease debts	6,696	8,079
Trade payables	24,609	22,809
Deferred revenues and deferred income	452	500
Current provisions	1,131	4,190
Other current liabilities	19,127	14,024
Total current liabilities	52,015	49,603
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	469,471	412,886

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – Third quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month period ended September 30,
	2020	2021

Revenues and other income
Revenues	6,179	8,312
Other income	3,063	2,516
Total revenues and other income	9,242	10,827
Operating expenses
Cost of revenue	(7,820)	(9,213)
Research and development expenses	(20,103)	(34,324)
Selling, general and administrative expenses	(10,301)	(9,675)
Other operating income (expenses)	(374)	18
Total operating expenses	(38,595)	(53,195)

Operating income (loss)	(29,353)	(42,368)

Financial gain (loss)	(4,250)	2,296

Net income (loss)	(33,602)	(40,071)
Attributable to shareholders of Cellectis	(30,297)	(37,413)
Attributable to non-controlling interests	(3,305)	(2,658)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.71)	(0.82)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.71)	(0.82)

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – First nine months
(unaudited)
($ in thousands, except per share data)

	For the nine-month period ended September 30,
	2020	2021

Revenues and other income
Revenues	60,037	45,088
Other income	6,510	8,320
Total revenues and other income	66,547	53,408
Operating expenses
Cost of revenue	(18,159)	(29,113)
Research and development expenses	(63,594)	(96,663)
Selling, general and administrative expenses	(31,765)	(27,894)
Other operating income (expenses)	(291)	506
Total operating expenses	(113,810)	(153,163)

Operating income (loss)	(47,263)	(99,755)

Financial gain (loss)	(4,733)	2,728

Net income (loss)	(51,996)	(97,027)
Attributable to shareholders of Cellectis	(41,605)	(89,201)
Attributable to non-controlling interests	(10,391)	(7,827)
Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.98)	(2.00)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.98)	(2.00)

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – Third Quarter
(unaudited) - ($ in thousands)

	For the three-month period ended September 30, 2020			For the three-month period ended September 30, 2021
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	5,401	778	6,179	8,288	24	8,312
External other income	-	3,063	3,063	0	2,516	2,516
External revenues and other income	5,401	3,841	9,242	8,288	2,540	10,827
Cost of revenue	(7,481)	(339)	(7,820)	(8,807)	(407)	(9,213)
Research and development expenses	(2,071)	(18,031)	(20,103)	(2,523)	(31,802)	(34,324)
Selling, general and administrative expenses	(4,278)	(6,024)	(10,301)	(3,992)	(5,683)	(9,675)
Other operating income and expenses	(115)	(259)	(374)	18	(1)	18
Total operating expenses	(13,943)	(24,652)	(38,595)	(15,304)	(37,892)	(53,195)
Operating income (loss) before tax	(8,542)	(20,812)	(29,353)	(7,016)	(35,352)	(42,368)
Financial gain (loss)	(373)	(3,877)	(4,250)	(291)	2,588	2,296
Net income (loss)	(8,914)	(24,688)	(33,602)	(7,307)	(32,764)	(40,071)
Non controlling interests	3,305	-	3,305	2,658	-	2,658
Net income (loss) attributable to shareholders of Cellectis	(5,610)	(24,688)	(30,297)	(4,650)	(32,764)	(37,413)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	(539)	2,022	1,483	151	3,219	3,370
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1,059	1,030	2,089	707	986	1,693
Adjustment of share-based compensation attributable to shareholders of Cellectis	520	3,052	3,572	858	4,204	5,062
Adjusted net income (loss) attributable to shareholders of Cellectis	(5,090)	(21,636)	(26,726)	(3,792)	(28,560)	(32,351)
Depreciation and amortization	(505)	(2,115)	(2,620)	(615)	(3,708)	(4,323)
Additions to tangible and intangible assets	636	10,962	11,598	69	3,426	3,495

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – First nine-months
(unaudited) - ($ in thousands)

	For the nine-month period ended September 30, 2020			For the nine-month period ended September 30, 2021
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	9,960	50,077	60,037	25,004	20,085	45,088
External other income	-	6,510	6,510	1,528	6,792	8,320
External revenues and other income	9,960	56,587	66,547	26,532	26,876	53,408
Cost of revenue	(16,600)	(1,558)	(18,159)	(27,512)	(1,601)	(29,113)
Research and development expenses	(7,391)	(56,203)	(63,594)	(8,358)	(88,304)	(96,663)
Selling, general and administrative expenses	(16,227)	(15,538)	(31,765)	(11,520)	(16,373)	(27,894)
Other operating income and expenses	(148)	(142)	(291)	25	481	506
Total operating expenses	(40,367)	(73,442)	(113,810)	(47,366)	(105,797)	(153,163)
Operating income (loss) before tax	(30,407)	(16,855)	(47,263)	(20,834)	(78,921)	(99,755)
Net financial gain (loss)	(510)	(4,223)	(4,733)	(875)	3,603	2,728
Net income (loss)	(30,917)	(21,078)	(51,996)	(21,709)	(75,318)	(97,027)
Non controlling interests	10,391	-	10,391	7,827	-	7,827
Net income (loss) attributable to shareholders of Cellectis	(20,528)	(21,077)	(41,605)	(13,883)	(75,318)	(89,201)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	556	5,005	5,561	682	6,922	7,604
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	2,936	2,691	5,627	(208)	1,901	1,693
Adjustment of share-based compensation attributable to shareholders of Cellectis	3,492	7,696	11,188	474	8,823	9,297
Adjusted net income (loss) attributable to shareholders of Cellectis	(17,037)	(13,381)	(30,418)	(13,409)	(66,495)	(79,904)
Depreciation and amortization	(1,485)	(5,290)	(6,776)	(1,834)	(9,651)	(11,485)
Additions to tangible and intangible assets	973	40,983	41,956	377	14,446	14,822

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock- based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Third Quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month period ended September 30,
	2020	2021

Net income (loss) attributable to shareholders of Cellectis	(30,297)	(37,413)
Adjustment:
Non-cash stock-based compensation expense attributable to shareholders of Cellectis	3,572	5,062
Adjusted net income (loss) attributable to shareholders of Cellectis	(26,726)	(32,351)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.63)	(0.71)

Weighted average number of outstanding shares, basic (units) (1)	42,486,133	45,471,977

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.63)	(0.71)

Weighted average number of outstanding shares, diluted (units) (1)	42,573,694	45,471,977

(1)  When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – First nine-months
(unaudited)
($ in thousands, except per share data)

	For the nine-month period ended September 30,
	2020	2021

Net income (loss) attributable to shareholders of Cellectis	(41,605)	(89,201)
Adjustment:
Non-cash stock-based compensation expense attributable to shareholders of Cellectis	11,188	9,297
Adjusted net income (loss) attributable to shareholders of Cellectis	(30,417)	(79,904)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.72)	(1.79)

Weighted average number of outstanding shares, basic (units) (1)	42,474,764	44,599,935

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.72)	(1.79)

Weighted average number of outstanding shares, diluted (units) (1)	42,528,665	44,599,935

(1)  When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

About Cellectis
Cellectis is a gene editing company, developing first of its kind therapeutic products. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 21 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs.
As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing lifesaving UCART product candidates for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM). .HEAL is a new platform focusing on hemopoietic stem cells to treat blood disorders, immunodeficiencies and lysosomial storage diseases.
Cellectis headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For more information, visit www.cellectis.com
Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

For further information, please contact:

Media contacts:
Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300
Pascalyne Wilson, Director, Communications, +33776991433, media@cellectis.com

Investor Relation contact:
Eric Dutang, Chief Financial Officer, +1 (646) 630 1748, investor@cellectis.com

Forward-looking Statements

This presentation contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about our research and development projects and priorities, our pre-clinical project development efforts and the timing of our presentation of data. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development as well as the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2020 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Attachment

  20211104_CLLS Q3 Earnings 2021_ENGLISH (https://ml.globenewswire.com/Resource/Download/15e73cd0-f780-4a1a-b37e-68b616aff83b)